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                 July 3, 2023

       Charles Beck
       Chief Financial Officer
       Digimarc CORP
       8500 SW Creekside Place
       Beaverton, Oregon 97008

                                                        Re: Digimarc CORP
                                                            Registration
Statement on Form S-3
                                                            Filed June 23, 2023
                                                            File No. 333-272903

       Dear Charles Beck:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Mariam Mansaray, Staff Attorney, at (202) 551-6356 or Mitchell Austin,
       Staff Attorney, at (202) 551-3574 with any other questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Roy W. Tucker